Ad Hoc Release acc. to 15 WpHG

For Immediate Release

Independent Data Monitoring Board Recommends Expedited

Interim Analysis of Overall Survival Data

for Satraplatin Phase 3 Trial

Martinsried/Munich (Germany), Waltham, Mass., Princeton, N.J., and Boulder, Colo. May 17, 2006 --GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) and Pharmion Corporation (NASDAQ:PHRM) announced that the independent Data Monitoring Board (DMB) for the satraplatin Phase 3 registrational trial, SPARC (Satraplatin and Prednisone Against Refractory Cancer) has notified the Companies that it wishes to conduct an expedited interim analysis of overall survival data from the SPARC trial. The Companies have agreed to this request and the DMB is expected to meet to discuss the data prior to the end of the second quarter of 2006.

As previously announced, following the interim efficacy analysis conducted on April 25, 2006, the DMB recommended that the SPARC trial continue as planned. The focus of that analysis was progression-free survival (PFS) and safety data. PFS remains the endpoint of the SPARC trial for accelerated approval in the U.S. and is also the basis, along with supporting overall survival data, for approval in Europe.

GPC Biotech and Pharmion have not had access to the data that caused the DMB to request this expedited review of overall survival, however, in its April 25th meeting, the DMB also had access to preliminary overall survival data. The Companies are now and will continue to remain blinded to the data during this review process.

While GPC Biotech and Pharmion have not had access to the data that caused the DMB to request this expedited review, the Companies are pleased to comply with the DMB's request as rapidly as possible. The Companies caution against any over interpretation of this expedited review because the basis of this request is not known.

End of ad hoc release.

This ad hoc release may contain forward-looking statements, including, without limitation, statements about the progress and results of the outcome of the SPARC trial and other clinical development activities, regulatory processes and commercialization efforts for satraplatin. Forward-looking statements are based on the Company's current expectations and projections about future events and are subject to risks, uncertainties and assumptions in light of which the forward-looking events discussed in this press release might not occur. We direct you to the Company's Form 20-F for the fiscal year ended December 31, 2005 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect these statements and the Company's future results, performance and achievements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
GPC Biotech AG Fraunhoferstr. 20 82152 Martinsried/Munich, Germany Martin Braendle Associate Director, Investor Relations & Corporate Communications Phone: +49 (0)89 8565-2693 ir@gpc-biotech.com	Additional Media Contact: Maitland Noonan Russo Brian Hudspith Phone: +44 (0)20 7379 5151 bhudspith@maitland.co.uk
In the U.S.: Laurie Doyle Associate Director, Investor Relations & Corporate Communications Phone: +1 781 890 9007 X267 usinvestors@gpc-biotech.com	In the U.S.: Noonan Russo Matt Haines Phone: +1 212 845 4235 matthew.haines@eurorscg.com